FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* GARCIA RODRIGUEZ, AIDA	2. Issuer Name and Ticker or Trading Symbol FIRST BANCORP (FBP)		6. Relationship of Reporting Person to Issuer (Check all applicable)

(Last) (First) (Middle) URB MARINA BAHIA MA-10 PUNTA SALINA ST	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement For Month/Year	☐ Director ☒ Officer (give title below) SENIOR VICE PRESIDENT	☐ 10% Owner ☐ Other (Specify below)
(Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line)
		SEPTEMBER 2002	☐ Form Filed by One Reporting Person
CATANO PR 00962			☐ Form Filed by More Than One Reporting Person
(City) (State) (Zip)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
First Bancorp’s Common Stock	9-9-2002	P		4,000	A	$15.6250

Exercise of Option Under Employee Stock Option Plan	9-9-2002	P		2,000	A	$19.6250	6,000	D	N/A

First Bancorp’s Common Stock	9-12-2002	S		700	D	$41.25

First Bancorp’s Common Stock	9-12-2002	S		5,300	D	$41.00	6,000	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expira- tion Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares

First Bancorp Common Stock Exercise Option to Purchase Common Stock	$15.6250	9/9/2002	X			4,000	11/25/1997	11/25/2007	First Bancorp	4,000

	$19.6250	9/9/2002	X			2,000	11/23/1999	11/23/2009	First Bancorp	2,000		9,000	D

  Explanation of Responses:

	/s/ AIDA GARCIA	9/19/02
	**Signature of Reporting Person (1)	Date

    **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
(Print or Type Responses) Page 2